SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 15, 2010
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

     On November 15, 2010, Navios Maritime Partners L.P. (“Navios Partners”) issued a press release announcing it has purchased from Navios Maritime Holdings Inc. (“Navios Holdings”) two capesize vessels for total consideration of $177.0 million. The purchase price is being financed with a new tranche of $50.0 million under an existing credit facility, $112.0 million of cash and the issuance to Navios Holdings of 788,370 common units of Navios Partners. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Registration Statements on Form F-3,
File Nos. 333-157000 and 333-170284.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 15, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 15, 2010